SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver †
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Nancy P. Regelin
Samuel M.
Martin Lev
Worthingto
Fred S. Sor
Morton A.

Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
William C. Davis, III
Rebecca Oshoway

Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Michelle R. Curtis•
Mimi L. Magyar
Glenn W.D. Golding+
Michael J. Lichtenstein
Bruce A. Henoch
Jeremy W. Schulman
William F. Askinazi
Matthew M. Moore+
Jeannie Eun Cho
Debra S. Friedman•
Eric J. von Vorys
ary I. Horowitz
eather L. Howard+
ephen A. Metz

Hong Suk "Paul" Chung
Patrick J. Howley
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
André L. Brady
Melissa G. Bernstein
Patricia Teck
Jacob A. Ginsberg
John D. Sadler
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•
Meredith S. Abrams
John D. Adams
Kristen Munger•
Michael T. Ebaugh
David B. Kramer
Lauren J. Pair

Anne Marie Vassallo•
Matthew D. Alegi•
Joann J. Wang•+
Christopher W. Poverman

Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Leonard R. Goldstein
Richard P. Meyer°
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field

Special Counsel
Philip R. Hochberg°

Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only † Retired



Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

PROCESSED
APR 05 2006
THOMSON FINANCIAL

SUPPL

RECEIVED 2006 APR -4 P 12:22 OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 31, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 3, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
March 6, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
March 24, 2006	Stock Exchange Announcement – Notice of Trading Update
March 28, 2006	Stock Exchange Announcement – Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
March 30, 2006	Stock Exchange Announcement – Trading Update for the year ending March 31, 2006
March 31, 2006	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/4

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: 
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-99.doc
T: 041506

RECEIVED
2006 APR -4 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Electrocomponents Holding(s) in Company

RNS Number:1788Z
Electrocomponents PLC
02 March 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 1st March 2006 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited (" Silchester") has a notifiable interest in 68,209,531 Ordinary Sharers of 10p each in the Company; and that Sanderson Asset Management Limited ("Sanderson") (a UK limited company of which Silchester holds 49.9% of the issued share capital) and Silchester (by virtue of Section Section 203(2)(b) of the Companies Act 1985), have an interest in 6,063,600 shares. Silchester's interest therefore represents 17.06% of the total issued ordinary share Capital of the Company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 18,567,007 Ordinary Shares, which represents 4.27% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 43,909,487 Ordinary Shares, which represents 10.09% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Co	18,567,007	4.27
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Co	2,966,035	0.68

	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Trust	Northern Trust Co	43,909,487	10.09
The Calleva Trust	Northern Trust Co	2,767,002	0.64
TOTAL		68,209,531	15.67

SAM Account	Nominee	Number of Shares	% held
BUST	Northern Trust Co	2,803,000	0.64
CAT	Pictet & Cie	132,000	0.03
DYN	State Street	98,000	0.02
EUF	State Street	172,000	0.04
GOLF	Bank of New York	110,000	0.03
GRIT	Northern Trust Co	684,600	0.16
INGOT	Mellon Trust	172,500	0.04
MINI	State Street	266,800	0.06
OCEAN	Northern Trust Co	120,000	0.03
OVAL	Mellon Trust	150,600	0.03
PEARL	Northern Trust Co	63,000	0.01
RAIN	Citigroup	130,000	0.03
STAMP	Northern Trust Co	90,000	0.02
TIME	Bank of New York	30,000	0.01
TRAY	Northern Trust Co	611,100	0.14
WHEAT	Mellon Trust	169,000	0.04
WINDY	Northern Trust Co	131,000	0.03
WOGAN	Northern Trust Co	130,000	0.03
TOTAL		6,063,600	1.39

OVERALL TOTAL (SII and SAM Accounts) 74,273,131 17.06

CARMELINA CARFORA

Group Company Secretary

1st March 2006

This information is provided by RNS
The company news service from the London Stock Exchange
END

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REG-Electrocomponents Holding(s) in Company

RNS Number:3321Z
Electrocomponents PLC
06 March 2006

RECEIVED
2006 MAR -11 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on Friday, 3 March 2006 in accordance with Section 198 of the Companies Act that the notifiable interest of Deutsche Bank AG and its subsidiary companies had decreased to 15,602,005 Ordinary shares of Electrocomponents PLC, representing a total of 3.58% of the total issued share capital of the Company.

CARMELINA CARFORA
Group Company Secretary
6th March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUGAWUPQGUQ

REG-Electrocomponents Notice of Trading Update

RNS Number:3359A
Electrocomponents PLC
24 March 2006

ELECTROCOMPONENTS PLC

TRADING UPDATE

In line with our regular practice, we will be releasing a Trading Update on
Thursday, 30 March 2006.

A conference call for investors and analysts will be conducted at 9:00am UK time
on Thursday, 30 March. The call will be recorded and available for playback.

The dial-in details for the conference call and the recorded playback will be
provided in the Trading Update itself, but can be also obtained in advance by
calling Carmelina Carfora on +44 (0)1865 204000 or e-mailing on carmelina.carfora@electrocomponents.com.

CARMELINA CARFORA
Group Company Secretary
24 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange
END

MSCUSVKRNKROURR

REG-Electrocomponents Holding(s) in Company

RNS Number:5162A
Electrocomponents PLC
28 March 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on Tuesday, 28 March 2006
(dated Monday, 27
March) in accordance with Section 198 of the Companies Act that
the overall
holding of Deutsche Bank AG and its subsidiary companies has
fallen below 3.0%
and that they no longer hold a notifiable interest in the share
capital of the
Company.

CARMELINA CARFORA
Group Company Secretary

28 March 2006

This information is provided by RNS
The company news service from the London Stock
Exchange
END

HOLPUUUUWUPQGPR

REG-Electrocomponents Trading Statement

RNS Number:6104A
Electrocomponents PLC
30 March 2006

Electrocomponents plc - Trading Update

Electrocomponents plc, the leading international high-service distributor of
electronic, electrical and industrial supplies, is today giving a trading update
ahead of its results for the year ending 31 March 2006.

In the second half of the year, Group sales (adjusted for exchange rates and
trading days) continued to strengthen with sales growth of 7% compared with 3%
growth in the first half. Within this, the International business has grown by
15% (compared with 9% in the first half) with improvements in all regions, most
notably in Europe and North America. The UK declined at 2% (compared with a
decline of 4% in the first half).

Gross margin is expected to be around 51% in the second half of the year, down
from 52% in the first half due to changes in selling prices, targeted customer
discounts and product mix.

The Enterprise Business System went live in the UK in December and has
successfully supported the UK business and the Group hub since then. At around
£25m, EBS costs for the financial year are in line with expectations.

At the half year, the Group anticipated that the forthcoming RoHS Directive
could require an additional stock provision of up to £4m and this

will now be
provided for in the full year accounts.

The programme to create a lower cost infrastructure continues and reorganisation
costs of around £4m have been incurred in the full year, which are expected to
have an annualised benefit of around £4.5m.

The Board expects that Group profit (before tax, reorganisation costs, and the
one off provision for the RoHS directive) for the year ended 31 March 2006 will
be in line with current market expectations.

The full results for the year will be announced on 1 June 2006.

There will be a telephone conference call today at 09.00am for analysts and
investors. Dial-in instructions are set out below.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	020 7886 8440

Details of telephone dial in instructions:

Date:	30 March 2006
UK Time:	08:50am for 09:00 am
UK Local Call Dial-In:	0845 144 0016
UK Free Call Dial In:	0800 953 0937
Europe & International Dial-In:	+ 44 (0) 1452 569 103
Canada Toll Free Dial In:	1800 795 6202
USA Toll Free Dial-In:	1 866 224 2914
Quote Reference Number:	6416822
Chairman:	Ian Mason

Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that
are or may be forward-looking. The accuracy and completeness of all such
statements, including, without limitation, statements regarding the future
financial position, strategy, projected costs, plans and objectives for the
management of future operations of Electrocomponents plc and its subsidiaries is
not warranted or guaranteed. These statements typically contain words such as "
intends", "expects", "anticipates", "estimates" and words of similar import. By
their nature, forward-looking statements involve risk and uncertainty because
they relate to events and depend on circumstances that will occur in the future.
Although Electrocomponents plc believes that the expectations reflected in such
statements are reasonable, no assurance can be given that such expectations will
prove to be correct. There are a number of factors, many of which are beyond the
control of the Electrocomponents plc, which could cause actual results and
developments to differ materially from those expressed or implied by such
forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange
END

TSTILFESVEIAFIR

RECEIVED
2006 APR -4 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Electrocomponents Holding(s) in Company

RNS Number:8073A
Electrocomponents PLC
31 March 2006

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification on 31st March 2006 (dated 30th March 2006) in accordance with section 198 of the Companies Act from Capital Group Companies Inc, ('CG') holdings, a US based holding Company on behalf of its affiliates including Capital Research and Management Company. The notification states that the notifiable interest held by this affiliate has decreased to 19,038,069 Ordinary Shares of 10p each in the Company, which represents 4.374% of the total issued share capital of the Company. The shares are held as follows:

Capital Group Companies, Inc. ('CG') holdings	Number of Shares	% held
Capital Research and Management Company	19,038, 069	4.374%

SHARES ARE REGISTERED AS FOLLOWS:

Capital Research and Management Company Registered Name Chase Nominees Limited	19,038,069	4.374%

CARMELINA CARFORA

Group Company Secretary

31st March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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